Delisting Determination,The Nasdaq Stock Market, LLC,
September 27, 2018, WillScot Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of WillScot Corporation
(the Company), effective at the opening of the trading session on October 8, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the warrant no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staffs determination on January 2, 2018.
The Company appealed the determination
to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
February 20, 2018, granting the warrant continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the goal of regaining compliance. However, the Company was unable to meet the exception milestones as required.
On July 10, 2018, the Panel issued a final delisting determination and notified the Company that trading in the Companys warrant would be suspended on July 12, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Companys warrant became final on August 24, 2018.